UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
                                                     SEC file Number:000-09347
                                                     CUSIP number:   011612702

(Check one):  (_) Form 10-K  (_) Form 20-F  (_) Form 11-K  (X) Form 10-Q   (_) Form 10-D
(_) Form N-SAR   (_) Form N-CSR

For Period Ended: 3/31/2017

(_) Transition Report on Form 10-K
(_) Transition Report on Form 20-P
(_) Transition Report on Form 11-K
(_) Transition Report on Form 10-Q
(_) Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________________

Read Instruction (On back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Alanco Technologies, Inc.

Former Name if Applicable:                          _____________________

Address of Principal Executive Office (Street and Number):

                                7950 E. Acoma Drive, Suite 111

City, State and Zip Code:                     Scottsdale, Arizona 85260

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

 (X)   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
 (X)   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form
 N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed     due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 (_)    (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Alanco Technologies, Inc., (the "Company") is unable, without unreasonable effort and expense, to complete its Form 10-Q filing by the due date.   We expect to file Form 10-Q for the quarter ended March 31, 2017 within five calendar days, as prescribed by Rule 12(b).

PART IV - OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification:

Danielle L. Haney, Chief Financial Officer        (480)              505-4866
 (Name)                                                            (Area Code)  Telephone Number

2.  Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
 YES (X)  NO ( )

3.  Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?
                            YES ( )  NO (X)

    If so, attach an explanation of the anticipated change, both narratively and quantitively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                                                ALANCO TECHNOLOGIES, INC.
                                                                                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2017                                                                                                              By: /s/ Danielle L. Haney
       Chief Financial Officer